CAESARS GROWTH PROPERTIES HOLDINGS, LLC

One Caesars Palace Drive

Las Vegas, Nevada 89109

May 15, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Tom Kluck, Branch Chief

Re:	Caesars Growth Properties Holdings, LLC
Registration Statement on Form S-4
Filed March 30, 2015
File No. 333-203106

Dear Mr. Kluck:

This letter responds to the comment letter (the “Comment Letter”) dated April 24, 2015 regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-4 filed March 30, 2015 (the “Form S-4”) of Caesars Growth Properties Holdings, LLC (the “Company”). For the convenience of the Staff, we have reproduced the Staff’s comments in bold type and have followed each comment with the Company’s response.

General

1.	We note your disclosure on page 35 in the risk factor section regarding the CEOC Bondholder Litigation. You state that if Caesars Acquisition Company and Growth Partners lose such lawsuits that they may have to return the assets or their value to Caesars Entertainment and its subsidiaries. You further state that the consequences could have a material adverse effect on your business, financial condition, results of operations and prospects. Please discuss in greater detail in the risk factor section or elsewhere, such as the MD&A section, the material adverse effect on your business, financial condition, results of operations and prospects or advise. Also, please briefly describe this litigation in your summary.

We have revised the risk factor section concerning the CEOC Bondholder Litigation in the Amended Form S-4 filed concurrently herewith to describe the litigation in the summary and to discuss in greater detail the material adverse effect on the Company’s business, financial condition, results of operations and prospects. For reference, we have included that description below.

Securities and Exchange Commission

May 15, 2015

CAC and Growth Partners are subject to fraudulent transfer litigation that, if adversely decided, may require CAC and Growth Partners to return the assets acquired in the Transactions and the Asset Purchase Transactions, or their value, to Caesars Entertainment and its subsidiaries.

Creditors of Caesars Entertainment Corporation (“Caesars Entertainment”) and its subsidiaries have sued Caesars Acquisition Company (“CAC”) and Caesars Growth Partners, LLC (“Growth Partners”) under state law in an effort to recover, for their benefit, the assets Growth Partners acquired in the Transactions and the Asset Purchase Transactions as fraudulent transfers. See “Business—Legal Proceedings—CEOC Bondholder Litigation” for a discussion of these proceedings. As a general matter, fraudulent transfer law allows a creditor to recover assets, or their value, from an initial or subsequent transferee if the debtor conveyed the assets with an actual intent to hinder, delay or defraud its creditors, or if the transfer was a constructive fraudulent transfer. The principal elements of a constructive fraudulent transfer are a transfer, made while a debtor was insolvent or that rendered a debtor insolvent, for less than reasonably equivalent value.

CAC and Growth Partners strongly believe there is no merit to the actions described in “Business—Legal Proceedings—CEOC Bondholder Litigation” and CAC and Growth Partners will defend themselves vigorously and seek appropriate relief should any action be brought. However, in the CEOC Bondholder Litigation, plaintiffs seek, among other remedies, return to CEOC of six casino properties Growth Partners acquired in the Transactions and the Asset Purchase Transactions for approximately $3.1 billion in cash and assumed debt. The six casino properties acquired in the Transactions and the Asset Purchase Transactions are the only casino properties owned by Growth Partners and account for 100% of Growth Partners’ revenue from casino operations. If CAC and Growth Partners lose the lawsuits described above, they may have to return the assets or their value to Caesars Entertainment and its subsidiaries, or be forced to pay additional amounts therefor. In fiscal year 2014, revenue from casino operations accounted for over 68 percent of Growth Partners’ total net revenue. If Growth Partners were forced to return the casino properties to Caesars Entertainment and its subsidiaries, that could cause it to lose the benefit of substantial revenue generated by those properties. Additionally, if a court were to find that the transfers and sales in the Transactions and the Asset Purchase Transactions were improper, that could trigger a default under the debt that we raised to finance these transfers. These consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

2.	We note in the Form 10-K for the fiscal year ended December 31, 2014 for Caesars Entertainment Corporation that certain litigation and Noteholder Disputes raise substantial doubt about their ability to continue as a going concern. Please describe to us how the litigation described on pages 76 through 78 of this registration statement impacts your analysis of your ability to continue as a going concern.

The Company’s analysis of its ability to continue operating as a going concern begins with an evaluation of whether relevant conditions and events, considered in the aggregate, indicate that there is substantial doubt that the Company will be able to meet its obligations as they become due within one year after the date the financial statements contained in the Form S-4 were issued (or became available to be issued)—or March 30, 2016.

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May 15, 2015

We do not believe that the litigation discussed on pages 76 through 78 of the Form S-4 impacts our analysis of our ability to continue as a going concern. We express no view on the impact that the Bondholder Litigation might have on Caesars Entertainment Corporation’s analysis of its ability to continue as a going concern, but it is important to note that the claims asserted against CAC and Growth Partners represent only a subset of claims asserted against Caesars Entertainment Corporation. Based on the facts as known to us at the time of our filing (and also today), we believe that it is unlikely that any final determination of the claims asserted against CAC and Growth Partners in UMB Bank v. Caesars Entertainment Corporation, et al., C.A. No. 10393 (Del. Ch. filed Nov. 25, 2014) (the “First Lien Lawsuit”) and Wilmington Savings Fund Society, FSB v. Caesars Entertainment Corporation, et al., C.A. No. 10004 (Del. Ch. filed Aug. 24, 2014) (the “Second Lien Lawsuit”) would be completed prior to March 30, 2016. Accordingly, we also believe that it is unlikely the First Lien Lawsuit or Second Lien Lawsuit would cause the Company to become unable to meet its obligations as they become due prior to March 31, 2016.

Specifically, the status and timing of the First Lien Lawsuit and the Second Lien Lawsuit is affected by pending cases under Chapter 11 of the United States Bankruptcy Code involving Caesars Entertainment Operating Company, Inc. (“CEOC”) and its subsidiaries. On January 12, 2015, certain creditors of CEOC filed an involuntary bankruptcy petition against CEOC. On January 15, 2015, CEOC filed a voluntary bankruptcy petition. Both bankruptcy cases are now pending before the United States Bankruptcy Court for the Northern District of Illinois. On January 15, 2015, the First Lien Lawsuit was voluntarily stayed on consent of all parties. With respect to the Second Lien Lawsuit, the only claims asserted against CAC or Growth Partners seek avoidance of alleged intentional and constructive fraudulent transfers. The plaintiff in the Second Lien Lawsuit has acknowledged in pleadings in the bankruptcy cases that it does not challenge that the claims asserted against CAC and Growth Partners were automatically stayed by the filing of the CEOC bankruptcy petitions. Accordingly, it appears that only the debtor, CEOC, would have standing to bring such claims, unless the Bankruptcy Court orders otherwise. The debtor has not indicated an intention to bring such claims, nor has any party sought standing to bring such claims. Additionally, on March 12, 2015, the Bankruptcy Court issued an order appointing an examiner; the order contains no limitation on the timing of the examiner’s investigation of potential causes of action, and provides that the earliest date on which any party may move to limit the scope of the examiner’s investigation is approximately one hundred (100) days following the date of the order. On April 22, 2015, the examiner filed a motion proposing protocol and procedures relating to discovery and setting October 15, 2015 as the estimated completion date of the examiner’s final report.

If an adversary proceeding is brought against CAC or Growth Partners seeking avoidance of any alleged actual or constructive fraudulent conveyances, CAC and Growth Partners intend to defend any such claim vigorously. The procedural and substantive motion practice and factual and expert discovery ordinarily attendant to lawsuits alleging actual or fraudulent transfer litigation typically take from several months to a year or more, after which summary judgment motions, pre-trial motions, a trial, and appeals may follow.

While the actual length of litigation depends on tactical choices made by the parties as well as rulings by the Bankruptcy Court, based on the facts as known to us at the time the Company filed the Form S-4 (and also today), we believe that it is unlikely that any final determination of the

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claims would be completed prior to March 30, 2016 and, thus, that no such determination would cause the Company to become unable to meet its obligations as they become due prior to March 31, 2016.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Goodwill and Other Non-Amortizing Intangible Assets, page 61

3.	We note that your goodwill and other non-amortizing intangible assets are at risk for further partial or total impairment should you experience “minor adverse changes” in your significant assumptions. For each reporting unit that is at risk of failing step one of the impairment test (defined in ASC 350) please tell us and consider disclosing the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test and

•	The amount of goodwill allocated to the reporting unit.

Also, your disclosure indicates that the asset group level for long-lived assets is the individual property. Please confirm whether reporting units for goodwill impairment testing is similarly at the individual property level.

We hereby confirm that the reporting units for goodwill impairment testing are the individual property level. Our annual assessment is conducted as of October 1 of each year, such that the amounts reported in the Form S-4 as of December 31, 2014 are based upon this annual assessment. We supplementally advise the Staff that, as of December 31, 2014, the estimated fair value of goodwill for all of our reporting units, other than Bally’s Las Vegas, exceeded their carrying values by greater than 25% as follows:

Reporting Unit	Carrying Value	Estimated Fair Value	Margin	Allocated Goodwill *
	($ in millions)
Bally’s Las Vegas	$1,019	$720	(29%)	$65.4
Harrah’s New Orleans	434	790	82%	123.5
Planet Hollywood	604	1,400	132%	25.2

				$214.1

*	balance after December 31, 2014 impairment charge

Based upon the final impairment assessment, we recorded an impairment charge of approximately $147.5 million related to our Bally’s Las Vegas property during the fourth quarter, 2014. The step two valuation procedures, completed only for Bally’s Las Vegas, are particularly sensitive to various assumptions and inputs, which to the extent those assumptions and inputs change, could have changed the resulting impairment charge. As noted in our Critical Accounting Policies and Estimates in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form S-4:

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“Thus, to the extent gaming volumes deteriorate further in the near future, discount rates increase significantly, or we do not meet our projected performance, we could have impairments to record in the next twelve months, and such impairments could be material. This is especially true for any of our properties where goodwill and other non-amortizing intangible assets have been partially impaired as a result of a recent impairment analysis. [emphasis added]”

We respectfully advise the Staff that we have revised page 65 of the Amended Form S-4 filed concurrently herewith to disclose the following additional specific details:

•	the reporting units for which the estimated fair value significantly exceeded their carrying values (i.e. not at risk of failing step one as their estimated fair value exceeds their carrying value by greater than 25%);

•	the percentage by which the estimated fair value exceeded carrying value for those reporting units at risk of failing step one;

•	the amount of goodwill allocated to the reporting units at risk of failing step one; and

•	clear disclosure of the specific reporting units where a minor adverse change in assumptions used in the assessment could result in an impairment charge.

Financial Statements of Caesars Growth Properties Holdings, LLC

Report of Independent Registered Public Accounting Firm, page F-2

4.	Please amend your filing to include a signed audit report.

We have included a signed audit report in the Amended Form S-4 filed concurrently herewith.

Note 13—Litigation, Contractual Commitments and Contingent Liabilities

CEOC Bondholder Litigation, page F-29

5.	We note on page F-31 that “given the uncertainty of litigation, combined with the fact that such matters are each in their very preliminary stages .” you cannot provide the “range of potential losses.” Please supplementally explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and tell us the specific factors that are causing the inability to estimate a range for each material matter. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Additionally, ASC 450 does not use the term “potential”; therefore, in future filings please provide disclosure relative to reasonably possible losses.

Securities and Exchange Commission

May 15, 2015

We hereby supplementally advise the Staff that CAC undertakes a review process on a quarterly basis that examines the status of pending legal matters regarding CAC and its subsidiaries and attempts to estimate, if possible, a range of reasonably possible loss. Specifically, internal counsel is responsible for identifying and supervising legal matters affecting the Company. Internal counsel seeks guidance from external counsel as to the nature of potential outcomes for legal matters affecting the Company, the likelihood of such potential outcomes occurring, and the range of reasonably possible losses associated with those potential outcomes that should be considered in establishing an accrual or making a disclosure. Internal counsel communicates to the Finance Department any legal matters that have a reasonable possibility of loss for the Company which would require payment by the Company of at least a threshold amount for settlement or other resolution. Prior to each quarter-end, the Finance Department coordinates a legal status meeting with members of the Legal Department and other CAC and Company representatives to assess the status of any ongoing legal matters. At this meeting, the status of all significant legal contingencies are reviewed and supervising in-house attorneys update the group on the status of each matter and highlight any material developments since the last meeting. If at this point it is determined that a loss is probable or reasonably possible, the specific facts of the legal matter are discussed, focusing on the “probability” of a loss and whether the facts are sufficient at that time to establish a “reasonable estimate” of a loss or range of loss. In order to determine this, the group evaluates numerous factors such as those described in ASC 450-20-55-12 as well as other similar matters that could be considered precedent for that particular matter.

The Finance and Legal Departments also discuss the conclusions regarding significant legal matters, including items which may result from the above analysis, with the members of the Audit Committee of CAC’s Board of Directors at each meeting at which SEC financial statement disclosures and filings are reviewed and approved, and with the members of the Audit Committee of the Board of Directors at each quarterly meeting of the Board of Directors, and address any questions raised by the Audit Committee.

Any legal matters which are under development at the time of the Company’s quarterly status meeting, or which are known to have significant milestones that occur after the status meeting, are monitored closely by the Legal Department to ensure any material changes are appropriately considered by the Finance Department and addressed prior to the filing of the Company’s financial statements.

Specifically, the Legal Department closely monitored the litigation discussed on pages F-29 through F-31 and provided updates to CAC’s Finance Department and the Audit Committee. The Company also reviewed its disclosure with outside counsel.

Based on the facts as known to us at the time of our filing (and also today), we are unable to estimate a range of reasonably possible losses. As noted in the Form S-4, the inability to estimate a range of losses is due to the uncertainty of the litigation and the fact that the matters are in preliminary stages. The First Lien Lawsuit has a motion to dismiss outstanding that has yet to be decided, and, as noted above, the timing of both the First Lien Lawsuit and the Second Lien Lawsuit is affected by pending cases under Chapter 11 of the United States Bankruptcy Code involving CEOC and its subsidiaries. As discussed above, the First Lien Lawsuit was voluntarily stayed on consent of all parties and the plaintiff in the Second Lien Lawsuit has acknowledged in pleadings in the bankruptcy

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cases that it does not challenge that the claims asserted against CAC and Growth Partners were automatically stayed by the filing of the CEOC bankruptcy petitions. Furthermore, given the nature of the claims filed, it is not presently possible to estimate a range of losses. Plaintiffs have yet to specify the amounts in money damages sought and have not issued any settlement demands. The primary claims Plaintiffs assert are fraudulent transfer claims that seek the return of transferred assets that generate variable revenues over time. Moreover, even if Plaintiffs’ fraudulent transfer claims are successful, the likely impact of Plaintiffs’ recovery on CAC is unclear as CAC might assert a successful “good faith” defense, which would afford it a lien on the returned assets in the amount of consideration provided by CAC to purchase the assets. The value of that lien would depend on numerous factors including the total balance of assets available in the debtor’s estate, the total amount of claims against that estate, the number and amount of additional liens placed on the returned assets, distribution rights and priorities awarded to other creditors by the Court, and the available options and timeframe for liquidating the value of the lien, among others. Given these factors, we determined that we could not reasonably estimate the Company’s potential liability in the matter.

The Company understands that an inability to estimate the range of loss with confidence or precision does not mean the range of loss should not be disclosed, and the Company undertakes to continuously manage and monitor each outstanding litigation and to reassess its ability to estimate a range of reasonably possible losses as each litigation progresses through the legal process.

Additionally, the Company acknowledges the Staff’s comment regarding ASC 450 and use of the term “potential” and has revised pages 42, 84 and F-71 of the Amended Form S-4 filed concurrently herewith in response to the Staff’s comment. The Company also undertakes to provide disclosure relative to reasonably possible losses in future filings.

Note 16-Subsequent Events, page F-39

6.	We note your disclosure beginning on page F-20 regarding the Registration Rights Agreement and the deadline to register the 2022 Notes by April 17, 2015. Please describe to us the impact of the deadline to your financial statements and if material, update your disclosure accordingly.

As explained in Note 6 to the annual financial statements on pages F-20 and F-21 and Note 6 to the quarterly financial statements on page F-60, the deadline for registration and exchange of notes impacts the interest rate the Company must pay on the 2022 Notes. As of April 17, 2015, the Registration Statement was not yet declared effective and therefore, the Company began to incur additional interest on the 2022 Notes of 0.25% annually beginning April 18, 2015. The annual interest rate on the 2022 Notes will increase by an additional 0.25% for each subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 1.0% per year. If the registration default is corrected, the interest rate of the 2022 Notes will revert to the original level. We have included disclosure of this information on pages 61, F-60 and F-85 of the Amended Form S-4 filed concurrently herewith in response to the Staff’s comment.

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Note 18—Combined and Consolidating Condensed Financial Information of Guarantors and Issuer, page F-40

7.	We note that the 2022 Notes are guaranteed by your Subsidiary Guarantors and that each guarantee will be automatically released upon the sale, disposition, exchange or other transfer of the Capital Stock of the applicable Subsidiary Guarantor. Please tell us whether the guarantee will be released upon sale of all of the Capital Stock or a portion of the Capital Stock of the applicable Subsidiary Guarantor.

Guarantees of the 2022 Notes will be released upon sale of all of the Capital Stock of the applicable Subsidiary Guarantor. We have revised pages F-40 and F-79 of the Amended Form S-4 filed concurrently herewith in response to the Staff’s comment.

*                *                 *

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (702) 407-6000. Written correspondence to the Company may be directed to my attention at One Caesars Palace Drive, Las Vegas, Nevada.

Sincerely,

/s/ Michael Cohen

Michael Cohen

General Counsel

Caesars Acquisition Company

cc:	Mitch Garber, Caesars Acquisition Company
Craig Abrahams, Caesars Acquisition Company
Monica K. Thurmond, Paul, Weiss, Rifkind, Wharton & Garrison LLP